SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number              001-32383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BlueLinx Corporation Salaried Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

BlueLinx Corporation Salaried
Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004 and
For the year ended December 31, 2005

BlueLinx Corporation Salaried Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
BlueLinx Corporation Salaried Savings Plan
We have audited the accompanying statements of net assets available for benefits of BlueLinx Corporation Salaried Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
          /s/ Ernst & Young LLP
Atlanta, Georgia
June 23, 2006

BlueLinx Corporation Salaried Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets

Investments, at fair value	$107,794,505	$75,359,832
Interest in Master Trust, at fair value	257,922	—

Contributions receivable:
Plan Sponsor	2,266,139	4,764,888
Participants	374,042	292,708

Total contributions receivable	2,640,181	5,057,596

Total Assets	110,692,608	80,417,428

Liabilities

Accrued expenses	28,000	27,500

Net assets available for benefits	$110,664,608	$80,389,928

See accompanying notes to financial statements.

BlueLinx Corporation Salaried Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Participants	$10,627,537
Plan Sponsor	11,807,170
Rollovers	6,302,596

28,737,303

Investment income:
Net appreciation in fair value of investments in mutual funds	3,046,526
Interest and dividends	2,778,836
Net gain from interest in Master Trust	40,296
Other	804

5,866,462

Net transfers from related plan	15,917

Total additions	34,619,682

Deductions from net assets attributed to:
Benefits paid to participants	4,303,314
Administrative expenses	41,688

4,345,002

Net increase	30,274,680

Net assets available for benefits, beginning of year	80,389,928

Net assets available for benefits, end of year	$110,664,608

See accompanying notes to financial statements.

BlueLinx Corporation Salaried Savings Plan
Notes to Financial Statements
December 31, 2005
Note 1: Description of Plan
The following description of the BlueLinx Corporation Salaried Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution savings plan, established May 7, 2004 covering substantially all salaried employees (other than leased employees, independent contractors and nonresident aliens with no United States source income) of BlueLinx Corporation (the Plan Sponsor or Company). Employees become eligible to participate in the Plan as soon as administratively practicable following date of hire or by reason of recognition of service with a predecessor employer. Employees are permitted to enter the Plan on the date the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan includes a provision under Internal Revenue Code (IRC) Section 401(k) whereby participants may make pretax contributions to the Plan of up to 75% of their annual compensation (as defined in the Plan agreement), subject to limitations under the IRC. Participants age fifty and older are also allowed to make catch-up contributions.
For employees who participate in the Plan, the Plan Sponsor is required to match, subject to certain limitations under the IRC, 100% of each participant’s pretax contributions up to 3% of the participant’s compensation plus 50% of pretax contributions on the next 5% of the participant’s compensation.
For the 2005 plan year, in addition to any matching contribution, the Plan Sponsor made non-elective contributions based on a uniform percentage of each eligible employees’ compensation and age (as defined in the Plan agreement). In general, a participant had to be an employee of the Plan Sponsor on the last day of the Plan year to share in the allocation of the Plan Sponsor non-elective contributions. For the period ended December 31, 2005, the uniform percentages were as follows:

Age of Participant	Percentages
Under 30	2.75%
Between 30 and 39	3.25%
Between 40 and 49	3.75%
Between 50 and 59	4.25%
Over 60	4.75%
The Company will discontinue these non-elective contributions beginning January 1, 2006.
Employees may also deposit rollover contributions from another qualified plan. Rollover contributions are placed in a separate account and are subject to the rules for investment established by the Plan administrator.
Administration
The Company serves as the Plan administrator. The Plan administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan and making determinations regarding questions, which may affect eligibility for benefits. The Plan administrator has engaged The Vanguard Group, Inc. (Vanguard) as a third-party administrator to assist in the administration of the Plan.
The trustee of the Plan is Vanguard Fiduciary Trust Company (Vanguard Trust) (see Note 5). Vanguard Trust, a wholly owned subsidiary of Vanguard, receives all contributions made under the Plan, holds Plan assets and pays benefits to participants as directed by the Plan administrator. Vanguard Trust serves as the intermediary for all asset purchases and redemptions. Additionally, a related entity of Vanguard manages certain of the Plan’s investment options.
Expenses
Administrative expenses for trustee, recordkeeping, accounting and audit services are paid by the Plan using available forfeitures. The Plan Sponsor pays legal expenses, expenses related to the creation of communications material and remaining expenses in excess of forfeitures.
Participant Accounts
Each participant account is credited with pretax and rollover contributions made by the participant and is allocated a portion of the Plan Sponsor’s matching and non-elective contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants’ vesting in the Plan Sponsor’s matching and non-elective contributions and income earned thereon is based on years of continuous service with the Plan Sponsor or the predecessor employer, if applicable. All participants become 100% vested after three years of service. The vesting percentages are as follows:

Years of Service	Percentage
1	0%
2	0%
3	100%
Participants also become 100% vested upon termination of the Plan, on reaching the normal retirement age of sixty-five or upon disability or death while an employee of the Plan Sponsor.
Any portion of a participant’s account balance attributable to pretax, rollover and qualified non-elective contributions and income earned thereon is 100% vested at the time of contribution and is not subject to forfeiture.
Investment Options
Participants are allowed to make participant-directed allocations of their accounts among various investment options, including certain options for which Vanguard Trust or its affiliates serve as investment advisors (see Note 5), selected by the Plan administrator.
Participant Loans and Other Withdrawals
Participants may borrow from their accounts an amount equal to the lesser of $50,000 or 50% of their vested account balances. Participant loans generally have terms ranging up to five years, are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator based on prevailing interest rates at the time of the loan. A loan used for financing the purchase of the participant’s principal residence may be repaid over a period exceeding five years as determined on a case-by-case basis. In general, participant loans are due and payable if a participant terminates employment or fails to make a principal and/or interest payment as provided in the loan agreement. Principal and interest are paid ratably through payroll deductions.
In general, a participant may withdraw up to 100% of pretax contributions, excluding certain earnings on pretax contributions, in the event of a participant’s heavy and immediate financial hardship, as defined in the Plan agreement. Hardship distributions may not exceed the amount of the participant’s financial hardship and may not be repaid by the participant. If a participant makes a hardship withdrawal, the right to make contributions will be suspended for six months.
Pretax contributions may be withdrawn by a participant after reaching age fifty-nine and one-half. Rollover contributions may be withdrawn by a participant at any time.
Payment of Benefits
Upon normal retirement, disability or death, a participant or beneficiary may receive the value of the account through a lump sum distribution. In general, if a participant’s account balance, as defined in the Plan agreement, is greater than $5,000 (the involuntary cash-out amount), the account may not be distributed without the participant’s consent.
Upon termination of service of a participant for any reason, a participant will receive the value of the account through a single lump sum distribution if the account balance is less than $5,000. In connection with the mandatory lump sum payment, if the balance is greater than $1,000 and the participant fails to elect either a rollover or direct payment, the account balance will be distributed to an individual retirement plan designated by the Plan Sponsor.
Distributions from the Plan will normally be subject to income taxes and in certain circumstances may also be subject to Internal Revenue Service (IRS) penalties, unless the distribution is transferred to another qualified plan or individual retirement account.
Forfeitures
Non-vested account balances of terminated employees are forfeited upon the earlier of the complete distribution of the vested portion of their account, subject to the possibility of reinstatement before the end of five consecutive breaks in service, as defined in the Plan agreement, or five consecutive breaks in service. Forfeitures may be used to reduce administrative expenses or reduce Plan Sponsor contributions. Forfeitures of non-vested account balances totaled $43,830 and $422 for the periods ended December 31, 2005 and 2004, respectively.
Note 2: Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates in Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan’s interest in the Master Trust Agreement for the BlueLinx Corporation Company Stock Fund (Master Trust) (see Note 8) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and allocated administrative expenses. Quoted market prices and estimates by the trustee are used to value the underlying investments in the Master Trust. Participant loans are valued at their outstanding balance, which approximates fair value.
Payments of Benefits
Benefit payments are recorded when paid by the Plan.
Risks and Uncertainties
The Plan’s invested assets ultimately consist of stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits.
Note 3: Investments
A schedule of the fair value of individual investments that comprised 5% or more of the Plan’s net assets available for benefits at December 31 follows:

	2005	2004

Vanguard 500 Index Fund	$27,213,479	$20,263,255
Vanguard PRIMECAP Fund	14,440,210	11,157,376
Vanguard Short-Term Treasury Fund	7,701,606	5,726,150
Vanguard Treasury Money Market Fund	7,819,535	4,587,458
Vanguard Balanced Index Fund	*	4,323,243
Vanguard Windsor II Fund	6,531,668	*
Vanguard Small-Cap Index Fund	6,077,698	4,013,855

*	Balance not greater than 5% of the Plan’s net assets
Note 4: Income Tax Status
The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However the Plan administrator believes that the Plan has been designed to comply with the requirements of the IRC and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the IRC.
Note 5: Party-in-Interest Transactions
Vanguard Trust and its affiliates perform services, sell products and maintain certain investments of the Plan for which fees are charged to the Plan. Party-in-interest transactions also include loans made to participants.
Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
The participants are able to invest in stock of BlueLinx which is the Plan Sponsor.

Note 7: Plan Termination
Although it has not expressed any intent to do so, the Plan administrator has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 8: Financial Information of the Master Trust
Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and of the BlueLinx Corporation Hourly Savings Plan. Both retirement plans have an undivided interest in the Master Trust. At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was approximately 99.7%. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. The following table presents the fair value of investments for the Master Trust at December 31:

2005
Investments, at fair value:
Common stock	$258,650

Total Net Assets	$258,650

A summary of the net investment gain of the Master Trust for the year ended December 31, 2005, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

2005
Net investment gain:
Interest and dividend income	$35,361
Net appreciation in fair value of common stock as determined by quoted market price	4,841

Net investment gain of Master Trust	$40,202

* * * * *

Supplemental Schedule

BlueLinx Corporation Salaried Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005
Plan #002 — Employer Identification #77-0627351

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Loomis Sayles Funds	Loomis Sayles Bond Fund	#	$4,551,156
*	Vanguard Fiduciary Trust Company
		Vanguard 500 Index Fund	#	27,213,479
		Vanguard Balanced Index Fund	#	5,155,051
		Vanguard Extended Market Index Fund	#	3,090,924
		Vanguard International Growth Fund	#	5,148,600
		Vanguard LifeStrategy Conservative Growth Fund	#	1,021,098
		Vanguard LifeStrategy Growth Fund	#	5,371,303
		Vanguard LifeStrategy Income Fund	#	1,146,574
		Vanguard LifeStrategy Moderate Growth Fund	#	3,987,849
		Vanguard PRIMECAP Fund	#	14,440,210
		Vanguard Short-Term Treasury Fund	#	7,701,606
		Vanguard Small-Cap Index Fund	#	6,077,698
		Vanguard Total Bond Market Index Fund	#	2,816,756
		Vanguard Total Stock Market Index Fund	#	3,300,595
		Vanguard Treasury Money Market Fund	#	7,819,535
		Vanguard Windsor II Fund	#	6,531,668
*	Participant loans	Interest rates ranging from 5% to 10.5% maturing through 2010	#	2,420,403

				$107,794,505

*	A party-in-interest as defined by ERISA.

#	Not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, as administrator of the plan, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BlueLinx Corporation Salaried Savings Plan
By:	/s/ Barbara V. Tinsley
BlueLinx Holdings Inc.
By: Barbara V. Tinsley, General Counsel & Secretary
Date: June 29, 2006

EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm